EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		2015	2014	2013	2012	2011

	Earnings:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$276,936	$180,598	$106,306	$104,061	$113,064
Add:	Interest expense	131,384	147,094	123,485	99,283	97,809
	Depreciation expense on capitalized interest	1,929	1,849	1,800	1,639	1,622
	Amortization of deferred financing costs	4,395	4,793	3,630	4,080	4,179

	Earnings	$414,644	$334,334	$235,221	$209,063	$216,674

	Fixed charges:
	Interest expense	$131,384	$147,094	$123,485	$99,283	$97,809
	Amortization of deferred financing charges	4,395	4,793	3,630	4,080	4,179
	Capitalized interest	16,677	13,196	9,618	9,919	3,011

	Fixed charges	152,456	165,083	136,733	113,282	104,999

	Preferred unit distributions	472	472	2,119	9,902	21,069

	Combined fixed charges	$152,928	$165,555	$138,852	$123,184	$126,068

	Ratio of earnings to fixed charges	2.72	2.03	1.72	1.85	2.06

	Ratio of earnings to combined fixed charges	2.71	2.02	1.69	1.70	1.72